[Harrah’s Entertainment Letterhead]

September 21, 2007

Via Edgar and Courier

Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Re:	Harrah’s Entertainment, Inc. Definitive 14A filed March 14, 2007; Commission File Number: 001-10410

Dear Mr. Morris:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated August 21, 2007 (the “Comment Letter”), to the above referenced Definitive 14A of Harrah’s Entertainment, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).

For your convenience, we are delivering you a copy of this letter as well

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.

Our Human Resources Committee, page 20

1.	Please identify the “specified executives” to whom decision-making authority with respect to compensation matters may be delegated by the committee.

Response:

We supplementally advise the Staff that the “specified executives” are executives chosen by our Human Resources Committee (HRC). The language cited above is from the Company’s HRC Charter. Specifically, the language in the HRC Charter is as follow (emphasis added):

“V. Delegation of Duties

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the committee or to specified executives of the Company, except that it shall not delegate its responsibilities for any matters where it has determined such compensation is intended to comply with (a) the exemptions under Section 16(b) of the Exchange Act, or (b) Section 162(m) of the Code.”

Roles in Establishing Compensation, page 21

2.	Please expand your discussion of the compensation committee’s differing responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by adding a new sub-heading entitled “Role of the Human Resources Committee” under the heading of “Roles in establishing compensation” that will aggregate the discussion of the role of the HRC in establishing the compensation of the Company’s executives. Specifically, the HRC has the sole authority in setting the material compensation of the Company’s senior executives, including base pay, incentive pay (bonus) and equity awards. The HRC receives information and input from senior executives of the Company as well as outside consultants to help establish these material compensation determinations.

Role of Outside Consultants in Establishing Compensation, page 21

3.	You state that the committee retains at least three compensation consultants which provide counsel on different aspects of your executive compensation. Please revise to more fully address the respective roles of the compensation consultants and the extent to which your consultants interact and cooperate. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by more fully addressing the respective roles of our compensation consultants by including information such as the types of data that were provided by the consultants, and if such information was presented directly to the HRC, or instead used by the Company’s compensation department to help formulate information that is then provided to the HRC. We will also disclose in future filings the extent, if at all, our consultants interact and cooperate with each other. In 2006, our consultants did not interact with each other.

Compensation Program Design, page 23

4.	Please disclose the “appropriate ratio” of CEO compensation to other senior executive compensation and discuss how you established this ratio.

Response:

We supplementally advise the Staff that the “appropriate ratio” of Chief Executive Officer compensation to other senior executive compensation is one of several factors reviewed in our compensation design process. The low end of our scale for this differential for Chief Executive Officer pay versus other senior executives is 2:1 and the high end of our scale is 10:1. These ratios were set after reviewing the job responsibilities of our Chief Executive Officer versus other senior executives and market practices. These ratios are merely a reference point for the HRC in setting the compensation of our Chief Executive Officer.

5.	Please discuss in greater detail how you selected the benchmark companies. If you benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

We supplementally advise the Staff that the benchmark companies were chosen as they operate in similar business that we do, that being large gaming companies, hotel and lodging companies and other consumer services companies. We benchmark our compensation against this peer group based on a total direct compensation, or “TDC” (base salary + bonus + long-term incentive opportunities) analysis against each company in the peer group. We target the TDC between the 75th and 90th percentiles against our peer group, and for 2006 our senior executives were at the 75th percentile against our peer group.

Elements of Compensation, page 25

6.

Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, explain how you arrived at and why you paid each particular level and form of compensation for 2006. For example, you state that Mr. Loveman received a bonus equal to the amount that would have been payable under the Annual Management Bonus Plan, but you do not analyze the specific bases upon which that determination was made. As another example, explain in greater detail how bonus and equity award sizes, as well as target percentages, are determined. Please revise your Compensation Discussion and Analysis to provide investors with an understanding of the specific factors considered by the committee in ultimately approving individual elements of each named executive officer’s compensation package and explain why the committee believes that the amounts paid to each named executive are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by explaining more fully how we arrived at and why we paid each particular level and form of compensation, including the bonus and long term compensation targets for our named executive officers. We will revise our compensation discussion and analysis to describe the factors used by our HRC in setting each element of our senior executive’s compensation, including review of peer data, internal and external benchmarks, the Company’s performance and an executive’s individual performance.

7.	You describe on pages 31-37 and 44-50 the various termination and change in control arrangements you have with the named executive officers and various scenarios. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by disclosing that we have put in place termination and change in control arrangements to attract and retain the highest quality executives. The Company’s compensation department reviews our termination and change in control arrangements against peer companies to ensure that our overall compensation package is competitive.

Impact of Performance on Compensation, page 25

8.	The performance goals for 2007 were set by the HRC at a February meeting. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Refer to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to comment 10 below for additional instruction regarding your obligations should you believe that these targets may be omitted.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by addressing material compensation structural changes made by our HRC related to executive compensation taken after the end of the last fiscal year but prior to the filing where our executive compensation disclosure is made.

Senior Executive Incentive Plan, page 26

9.	Your disclosure indicates that the named executive officers participated in the Senior Executive Incentive Plan and that awards were also approved for these individuals under the Annual Management Bonus Plan. Clearly identify and differentiate the payouts made under each of these plans. In addition, please highlight the key differences between the plans and describe in complete detail the company’s reasons for utilizing both plans. Further, separately quantify the amounts attributable to both plans in the footnotes to the Summary Compensation Table and Grants of Plan-Based Awards Table.

Response:

We supplementally advise the Staff that our senior executives subject to our 2005 Senior Executive Incentive Plan are paid only pursuant to such plan, and are not paid any amounts pursuant to the Annual Management Bonus Plan. The 2005 Senior Executive Incentive Plan is designed to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (IRC), and the participants for this plan are officers of the Company, which group is selected by the HRC annually. Amounts paid under the plan are based on a calculation of the Company’s EBITDA (earnings before interest, taxes, depreciation and amortization). In contrast, the Annual Management Bonus Plan is not designed to comply with Section 162(m) of the IRC, applies to non-senior executives and employees of the Company, and is based on 3 separate financial goals (adjusted earnings per share, operating income and return on invested capital) as well as customer satisfaction. Although our senior executives that are subject to our 2005 Senior Executive Incentive Plan do not participate in our Annual Management Bonus Plan, goals are set for our senior executive officers under this plan for comparison purposes.

Annual Management Bonus Plan, page 26

10.

You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance, such as those relating to earnings per share, income from operations, and return on invested cost reduction, as well as the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of item 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

We supplementally advise the Staff that the quantitative criteria for our Annual Management Bonus Plan for 2006, and the weighting of those criteria for purposes of the bonus calculation, were as follows:

•	Adjusted Earnings Per Share—$4.00 (45%)

•	Income from Operations—$1,923 million (22.5%)

•	Return on Invested Capita—5.93% (22.5%)

•	Customer Satisfaction—4% change from non-A to A scores (10%)

We will include the quantitative criteria for future years in our future filings.

11.	Please disclose and further explain the bonus matrix, and explain how “customer satisfaction” is measured for purposes of your incentive plan.

Response:

We supplementally advise the Staff that for 2006 customer satisfaction was measured by surveys taken by a third party from our Total Rewards customers. Total Rewards is our customer loyalty program. These surveys are taken weekly across a broad spectrum of our customers. Customers are asked to rate our casinos performance using a simple A-B-C-D-F rating scale. The survey questions focus on friendly/helpful and wait time in key operating areas such as beverage service, slot services, Total Rewards, cashier services, and hotel operation services. Each of our casino properties works against an annual baseline defined by a composite of their performance in these key operating areas from the previous year.

Equity Awards, page 28

12.

Please provide a description of the policies involved in allocating compensation between the 2004 EIAP and the TARSAP programs. Refer to Item 402(b)(2)(ii) of Regulation S-K. Consider adding disclosure addressing the company’s basis for allocating long-term equity compensation between these programs as well as the basis for participation in the TARSAP program as it does not appear as though there is widespread involvement in this program. Refer to Item 402(b)(2)(iii) of Regulation S-K.

Response:

We supplementally advise the Staff that our TARSAP program ended on January 1, 2007 and has not been extended. When our TARSAP program was in place, in applied only to senior executives of the Company.

Chief Executive Officer’s Compensation, page 30

13.	The disclosure in this section outlines the subjective nature of your Chief Executive Officer’s compensation by discussing broad performance objectives and identification of some of the specific awards made in 2006 to Mr. Loveman. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. For example, given the wide disparities in Mr. Loveman’s salary, the amounts awarded to him under the Annual Management Bonus Plan, and the SARs awarded on July 19, 2006, please provide a more detailed analysis of how and why the compensation of Mr. Loveman differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Provide similar disclosure for Mr. Atwood.

Response:

We supplementally advise the Staff that our senior executive compensation is set by the HRC based on a variety of factors, including peer groups, roles and responsibilities within the Company, contribution to the Company’s success, and individual performance. Although the HRC does examine Mr. Loveman’s compensation against other senior executives of the Company, it also takes into consideration the other factors listed in the prior sentence. The same occurs for Mr. Atwood. For example, as one of the factors it examines for Mr. Loveman, the HRC compares Mr. Loveman’s compensation to chief executive officers of other hospitality, gaming, lodging, entertainment, restaurant and retail companies.

Based on these factors, the HRC believes that Mr. Loveman and Mr. Atwood are compensated appropriately.

Elements of Post-Employment Compensation and Benefits, page 31

14.	The descriptions of the employment agreements are dense and somewhat repetitive of disclosure contained in the “Potential Payments Upon Termination or Change of Control” section. In addition, the disclosure appears to rely heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please provide clear and concise disclosure of the material concepts that underlie these agreements. Refer to Section VI of Commission Release 33-8732. Revise your disclosure to, among other things:

•

specify and disclose (i) the “defined circumstances” preceding a change of control and (ii) the “certain circumstances” relating to voluntary termination following the first anniversary of a change of control, which would entitle the named executive officers to receive severance benefits upon termination and show where these amounts are reflected in the “Potential Payments Upon Termination or Change in Control” table; and

•	disclose the processes and procedures by which the company determined the size and features of its termination and severance packages.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by specifying and disclosing (i) the “defined circumstances” preceding a change of control and (ii) the “certain circumstances” relating to voluntary termination following the first anniversary of a change of control, which would entitle the named executive officers to receive severance benefits upon termination and show where these amounts are reflected in the “Potential Payments Upon Termination or Change in Control” table.

In addition, we supplementally advise the Staff that the Company will comply with this comment in future filings by disclosing that we have put in place termination and change in control arrangements to attract and retain the highest quality executives. The Company’s compensation department reviews our termination and change in control arrangements against peer companies to ensure that our overall compensation package is competitive.

Non-Qualified Deferred Compensation, page 43

15.	We direct your attention to the disclosure in footnote (3). Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please quantify by footnote the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant’s Summary Compensation Table and amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for previous years.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by quantifying by footnote the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the Company’s Summary Compensation Table and amounts reported in the aggregate balance at last fiscal year end (column (f)) previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for previous years.

Potential Payments Upon Termination or Change in Control, page 44

16.	Please aggregate the amounts payable for each situation that would generate a payout.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by aggregating the amounts payable for each situation that would generate a payout upon termination or change in control.

We supplementally advise the Staff that below are the aggregated amounts for each of our named executive officers, assuming termination of employment on December 31, 2006, and the market value of unvested equity awards of $82.72, which was the market price of our common stock on December 29, 2006:

	Voluntary Termination ($)	Retirement ($)	Involuntary Not for Cause Termination ($)	For Cause Termination ($)	Involuntary or Good Reason Termination (Change in Control) ($)	Disability ($)	Death ($)
Gary W. Loveman	222,266	222,266	31,469,483	222,266	57,244,940	43,543,115 & 30,000 per mo	32,275,295

Jonathan S. Halkyard	10,514	10,514	1,818,432	10,514	4,276,686	2,045,905 & 22,500 per mo.	1,811,152

Charles L. Atwood	212,676	212,676	12,759,758	48,128	19,331,727	13,257,015 & 30,000 per mo.	9,583,922

Stephen H. Brammell	44,602	44,602	7,878,879	44,602	9,973,095	8,193,657 & 44,602 per mo.	6,527,553

Virginia E. Shanks	37,128	37,128	3,300,536	37,128	6,239,737	3,938,997 & 37,128 per mo.	3,100,272

Timothy J. Wilmott	98,833	98,833	20,626,001	98,833	27,876,094	21,395,731 & 30,000 per mo.	14,430,316

Transaction with Related Persons, Promoters and Certain Control Persons, page 51

17.	Please expand the discussion of your related party transaction policies. Clarify, among other things, the types of transaction covered and the standards to be applied. Refer to Item 404(b)(i) and (ii) of Regulation S-K. In addition, please disclose to investors where they may find a complete copy of the policy.

Response:

We supplementally advise the Staff that the Company will comply with this comment in future filings by disclosing the definition of “Related Party Transaction” under our related party transaction policy and procedures.

Related Party Transaction is defined as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (702) 407-6029.

Respectfully submitted,

/s/ Michael D. Cohen
Michael D. Cohen Vice President, Associate General Counsel and Corporate Secretary

cc:	Gary W. Loveman, Harrah’s Entertainment, Inc.
Stephen H. Brammell, Harrah’s Entertainment, Inc.